

First Trust Portfolios L.P.
(SEC I.D. No. 8-43843)

Statement of Financial Condition
as of December 31, 2017, and
Report of Independent Registered
Public Accounting Firm

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
First Trust Portfolio L.P.
Wheaton, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Trust Portfolios L.P. (the "Partnership") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2018

We have served as Partnership's auditor since 2001.

FIRST TRUST PORTFOLIOS L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	36,973,261
CASH SEGREGATED FOR REGULATORY PURPOSES		500,000
DEPOSITS WITH CLEARING ORGANIZATIONS		7,425,279
RECEIVABLES:		
Brokers, dealers, and clearing organizations		5,882
Deferred sales charge		1,637,381
Customers		1,449,750
Interest		15,762
Affiliates		6,456,626
Other		3,031,925
Total receivables		12,597,326
PREPAIDS		2,823,980
EXCHANGE MEMBERSHIP — At cost		1,864,778
SECURITIES OWNED — At fair value		7,677,231
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $12,428,072		7,599,790
GOODWILL		1,460,137
OTHER ASSETS		1,353,902
TOTAL	$	80,275,684

LIABILITIES AND PARTNERS' CAPITAL

SECURITIES SOLD, NOT YET PURCHASED--At fair value	$	511
PAYABLES:		
Brokers, dealers, and clearing organizations		4,093,430
Accounts Payable and Accrued Liabilities		44,245,277
Total payables		48,338,707
Total liabilities		48,339,218
PARTNERS' CAPITAL		31,936,466
TOTAL	$	80,275,684

See notes to financial statement.

FIRST TRUST PORTFOLIOS L.P.

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017**

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Products, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash primarily consists of demand deposits. Cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value. Units of unit investment trusts are carried at net asset value, which represents fair value. Principal securities transactions are recorded on a trade-date basis.

Exchange Membership—The Partnership's exchange membership, which represent ownership interest in the exchange and provide the Partnership with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairment in 2017. At December 31, 2017, the fair value of the exchange membership was $3,176,800.

Customers' Securities Transactions — Customer securities transactions are recorded on a settlement date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Property, Equipment, and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized using the

straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually as of December 31 for impairment. During the year ended December 31, 2017, there was no impairment of the Partnership's goodwill.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2014, 2015, 2016 and 2017 remain open to federal and state audit. As of December 31, 2017, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. See Note 4 — *Fair Value Measurement.*

Accounting Pronouncement--In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Accounting for Leases. The updated accounting guidance requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by all leases, including those historically accounted for as operating leases. The guidance is effective for annual periods beginning after December 15, 2018. The Partnership is currently evaluating the effect the updated guidance will have on the Partnership's financial statements.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2017, are summarized as follows:

Computer hardware	$ 2,633,944
Furniture and fixtures	1,863,553
Office equipment	2,220,440
Internal-use software	319,066
Leasehold improvements	12,990,859
	20,027,862
Less accumulated depreciation and amortization	(12,428,072)
Total	$ 7,599,790

4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2017.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are categorized in Level 1 or Level 2 of the fair value hierarchy. There were no significant transfers between the fair value hierarchy levels during the year ended December 31, 2017.

Securities Owned — Securities owned include units of unit investment trusts, state and municipal obligations, shares of closed-end and open-end mutual funds, exchange-traded funds, and preferred stock. Units of unit investment trusts are carried at net asset value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. Fair value of state and municipal obligations are carried at fair value which is based on quoted market prices based on

bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy. Shares of closed-end and open-end mutual funds and exchange-traded funds represent seed investments in such funds. Shares of closed-end and open-end mutual funds and exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of closed-end and open-end mutual funds and exchange-traded funds are classified as Level 1 within the fair value hierarchy. Preferred stock is classified as Level 2 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing vendor.

Securities Sold, Not Yet Purchased—Securities sold, not yet purchased consist of units of unit investment trusts and are classified as Level 1 within the fair value hierarchy.

Futures Contracts — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

As of December 31, 2017, the partnership held 6 futures contracts with a total notional value of $744,281.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2017, is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Totals
Assets				
Securities owned:				
Unit investment trusts	$ 4,205,492	$ -	$ -	$ 4,205,492
State and municipal obligations	-	2,262,034	-	2,262,034
Closed-end funds	418,685	-	-	418,685
Exchange traded funds	104,479	-	-	104,479
Open-end funds	684,041	-	-	684,041
Preferred stock	-	2,500	-	2,500
Total	$ 5,412,697	$ 2,264,534	$ -	$ 7,677,231
Liabilities				
Securities sold, not yet purchased:	$ 511	$ -	$ -	$ 511
Futures Contracts	1,813	-	-	1,813
Total	$ 2,324	$ -	$ -	$ 2,324

The Partnership held no securities classified as Level 3 during the year ended December 31, 2017.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $699,367 at December 31, 2017.

6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. There were no outstanding borrowings under this arrangement as of December 31, 2017.

7. COMMITMENTS AND CONTINGENCIES

The Partnership has long-term operating leases for office space, including an office facility which is leased from an entity affiliated with management. The following are future minimum lease commitments on the Partnership's long-term leases:

Years Ending December 31		Amount
2018	$	2,757,752
2019		2,820,841
2020		2,884,008
2021		2,947,280
2022		3,010,658
Thereafter		10,688,894
Total	$	25,109,433

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the unit investment trusts at a loss.

The Partnership in its capacity of a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Advisors L.P. ("FTA"), First Trust Capital Partners LLC ("FTCP"), and FTP Services, LLC ("FTPS"). The Partnership shares facilities and personnel with these affiliates and allocates to certain of them a portion of the related costs. At December 31, 2017, amounts receivable on this arrangement totaled $4,554,350, $1,901,139, and $1,137 for FTA, FTCP and FTPS, respectively, and are included in receivables from affiliates on the statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

10. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $18,000 during the year ended December 31, 2017. Partnership contributions are at the discretion of management.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2017, the Partnership had net capital of $16,503,500 which was $14,290,797 in excess of its required net capital of $2,212,703. The Partnership's ratio of aggregate indebtedness to net capital was 2.01 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2018, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2017, to assess the need for potential recognition or disclosure in this financial statement. Such events were evaluated through the date the statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.